

August 11, 2022

Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited
5/F, Block A2, Northern District, CEA Building
36 Hongxiang 3rd Road, Minhang District, Shanghai
The People's Republic of China

> **Re: China Eastern Airlines Corporation Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-14550**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information
D. Risk Factors
Risk Relating to the PRC, page 12

1. Please revise to present risk factor disclosures under the heading "Risks Relating to the PRC" more prominently in your filing by placing them toward the forepart of the Risk Factors section.

2. We note your disclosure indicating that you expect to be identified as a "Commission Identified Issuer" subject to the Holding Foreign Companies Accountable Act (or HFCAA). Please disclose that you have been identified in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

3.   Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China to clearly disclose the following:

   • How these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;
   • How recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the Company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

4.   Please disclose the risks related to being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. In addition, specifically provide the following:

   • Discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and highlight separately the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities;

   • Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5.   Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals

are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resource, page 53

6. Please provide a clear description of how cash is transferred through your organization, including you, your subsidiaries, CEA Holding and your related parties, and disclose how you intend to settle amounts in the related party transactions as described at Note 45 to your consolidated financial statements. In addition, address the following for the periods presented:

- Quantify any cash flows and transfers of other assets by type that have occurred among you, your subsidiaries and CEA Holding;

- Quantify any dividends and distributions that your subsidiaries have made to you and or CEA Holding, indicate which entities made such transfers;

- Quantify dividends or distributions made to U.S. investors, identify the source, and describe their tax consequences;

- Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors;

- Describe any restrictions and limitations on your ability to distribute earnings from the Company, including your subsidiaries to the U.S. investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at (202) 551-3796 or Steve Lo at (202) 551-3394 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation